                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             ITI TECHNOLOGIES, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   450564109
                                 (CUSIP Number)

                             SLC TECHNOLOGIES, INC.
                             12345 SW Leveton Drive
                             Tualatin, Oregon 97062
                           Attention: John R. Logan,
                         Vice President - Finance, CEO
                                 (503) 691-7243

                                      and

                             BERWIND GROUP PARTNERS
                                1 Belmont Avenue
                                   Suite 401
                             Bala Cynwyd, PA 19004
                             Attention: President
                                (610) 771-0660

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               With a Copies to:

                             DECHERT PRICE & RHOADS
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                        Attention: Herbert F. Goodrich
                                 (215) 994-4000
                                      and

                              BERWIND CORPORATION
                            3000 Centre Square West
                               1500 Market Street
                             Philadelphia, PA 19102
                          Attention: Pamela I. Lehrer,
                       Vice President and General Counsel
                                 (215) 575-2319

                               September 28, 1999
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 450564109                                          Page 1 of 8 Pages
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SLC TECHNOLOGIES, INC.
     I.R.S. ID NO. 52-1833516
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY     ------------------------------------------------------------
         EACH            8    SHARED VOTING POWER
       REPORTING
      PERSON WITH             1,607,737
--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON**
     1,607,737
--------------------------------------------------------------------------------
** The shares of Company Common Stock as to which the Reporting Persons are hereby reporting beneficial interest are subject to Voting Support Agreements with certain stockholders of the Company as described in Item 6 of this report.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES*                                                           / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 450564109                                          Page 2 of 8 Pages
--------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     BERWIND GROUP PARTNERS
     I.R.S. ID NO. 23-2586128
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania
--------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER
         SHARES
     BENEFICIALLY             0
       OWNED BY     ------------------------------------------------------------
         EACH            8    SHARED VOTING POWER
      REPORTING
     PERSON WITH              1,607,737
--------------------------------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                              0
                    ------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,607,737
--------------------------------------------------------------------------------
** The shares of Company Common Stock as to which the Reporting Persons are hereby reporting beneficial interest are subject to Voting Support Agreements with certain stockholders of the Company as described in Item 6 of this report.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                           / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.             SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Company Common Stock") of ITI Technologies, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2266 North Second Street, North St. Paul, Minnesota, 55109.

ITEM 2.             IDENTITY AND BACKGROUND.

          This Statement is being filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), by SLC Technologies, Inc., a Delaware corporation ("SLC") and Berwind Group Partners, a Pennsylvania general partnership ("Berwind"). Hereinafter each of SLC and Berwind is referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

          SLC is principally engaged in the business of providing global integrated communications technology for security and life safety systems. The address of the principal business and executive offices of SLC is 12345 SW Leveton Drive, Tualatin, Oregon 97062. Berwind is the sole stockholder of SLC. Berwind is a private partnership principally engaged, through its subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses. The address of the principal business and executive offices of Berwind is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004. Berwind is a general partnership owned by five trusts, each of which was organized in Pennsylvania (collectively, the "Berwind Trusts"). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of SLC are set forth in Schedule A hereto. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each authorized representative of Berwind and of each trustee of the Berwind Trusts are set forth in Schedule A hereto.

          During the last five years, neither SLC nor Berwind, nor, to the best knowledge of SLC and Berwind, any of the persons referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source of funds that will be used in connection with the Merger described in Item 4 is expected to be borrowings from a syndicate of banks. SLC has received a financing commitment for $325,000,000 in connection with the Merger from The Bank of Nova Scotia, PNC Bank, National Association and PNC Capital Markets, Inc., which commitment is subject to customary conditions. A copy of this commitment letter is included as Exhibit 10 to this Statement and is incorporated by reference herein.

ITEM 4.             PURPOSE OF TRANSACTION.

          SLC and the Company have entered into the Agreement and Plan of Merger and Reorganization dated as of September 28, 1999 (the "Merger Agreement"), pursuant to which, among other matters and subject to the terms and conditions set forth in the Merger Agreement, SLC will merge with and into the Company, with the Company as the surviving corporation (the "Merger"). In the Merger, SLC's outstanding common stock will be converted into 15,170,640 shares of Company Common Stock. The Company's stockholders may elect to receive $36.50 in cash at the effective time of the Merger for each share of Company Common Stock owned, subject to the limitation that no more than 50 percent of the total number of shares of Company Common Stock outstanding immediately prior to the effective time of the Merger will be exchanged for cash. If the Company's stockholders elect to exchange more than 50 percent of the outstanding shares of Company Common Stock for cash, then the shares to be exchanged will be reduced on a pro rata basis so that 50 percent of the outstanding shares of Company Common Stock immediately prior to the effective time of the Merger are exchanged for cash. As a result of the transaction, Berwind will have a 63.5 percent ownership interest in the Company (on an equivalent shares basis calculated under the treasury stock method), without giving effect to the cash election, or a 78 percent ownership stake after giving effect to the cash election and assuming that 50 percent of the outstanding shares of Company Common Stock are exchanged for cash.

          The Merger will be treated as a purchase by SLC for accounting purposes. The Merger is intended to constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended, except for shares exchanged for cash.

          Consummation of the Merger is subject to various conditions, including
(i) receipt of approval by the stockholders of the Company; (ii) receipt by SLC of a supplemental ruling from the Internal Revenue Service on certain matters;
(iii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act; and (iv) satisfaction of certain other conditions.

          In connection with, and as a condition to entering into, the Merger Agreement, SLC required certain stockholders of the Company to enter into Voting Support Agreements described more completely in Item 6, by which they have agreed, among other things, to vote their stock in favor of the Merger and have granted irrevocable proxies to SLC for that purpose.

          On September 28, 1999, prior to the execution of the Merger Agreement, the Company and Norwest Bank, Minnesota, National Association entered into Amendment No. 1 to the Rights Agreement dated as of November 27, 1996. A copy of Amendment No. 1 to Rights Plan is included as Exhibit 8 to this Statement and is incorporated by reference herein. The foregoing description of Amendment No. 1 to the Rights Plan is qualified in its entirety by reference to the full text of Amendment No. 1 to the Rights Plan.

          Pursuant to the terms of the Merger, at the effective time of the Merger, the total number of persons serving on the Board of Directors of the Company shall be nine (unless otherwise agreed in writing by the parties hereto prior to the effective time of the Merger), two of whom shall be Thomas L. Auth and Perry J. Lewis and seven of whom shall be selected by and at the absolute discretion of the Board of Directors of SLC. Thereafter, membership on the Board of Directors of the Company shall be determined in accordance with a voting agreement by and among Berwind, Thomas L. Auth and MLGA Fund II, L.P. to be executed at the effective time of the Merger (the "Voting Agreement"), the form of which is included as Exhibit 9 to this Statement and incorporated by reference herein. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the form of the Voting Agreement. Pursuant to the Voting Agreement, Berwind will agree, subject to the terms of the Voting Agreement, that until the second anniversary of the effective time of the Merger, it will vote all shares of Company Common Stock owned by it for the following individuals as directors of the Company: (a) Thomas L. Auth, who will serve as Chairman of the Board of Directors of the Company, and (b) Perry J. Lewis, but only for so long as he and certain controlled affiliates collectively own (beneficially and of record) at least 25% of the shares of Company Common Stock collectively owned by him and such controlled affiliates immediately prior to the effective time of the Merger.

          Pursuant to the terms of the Merger, at the effective time of the Merger, the Certificate of Incorporation of the Company shall be amended to opt out of Section 203 of the Delaware General Corporation Law and to increase the number of authorized shares of Company Common Stock to 60,000,000.

          A copy of the Merger Agreement is included as Exhibit 2 to this Statement and is incorporated by reference herein. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

          Other than as described above or in Item 6 or 7 below, none of the Reporting Persons has any plans or proposals that relate to or would result in
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of it is subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (x) any action similar to those enumerated above, although subject to the provisions of the Merger Agreement, they reserve the right to develop such plans.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

          Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, SLC may be deemed to beneficially own 1,607,737 shares of Company Common Stock or approximately 19.1% of the outstanding Company Common Stock (based upon 8,438,342 shares of Company Common Stock outstanding as represented by the Company in the Merger Agreement), subject to the Voting Support Agreements. As a result of their relationship with SLC, each of the executive officers and directors of SLC listed on Schedule A may be deemed to have indirect beneficial ownership of the Company Common Stock with respect to which SLC has beneficial ownership; however, each such individual disclaims beneficial ownership of the Company Common Stock. Berwind is the sole owner of SLC and the general partners of Berwind are the Berwind Trusts. Accordingly, Berwind, Berwind's authorized representatives, the Berwind Trusts and the trustees of the Berwind Trusts may be deemed to have indirect beneficial ownership of any Company Common Stock deemed to be beneficially owned by SLC; however, each such authorized representative, Berwind Trust and trustee disclaims beneficial ownership of the Company Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the foregoing persons is the beneficial owner of the Company Common Stock referred to in this Item for purposes of
Section 13(d) of the Exchange Act or any other purpose.

          Except as disclosed in this Statement, to the best of the Reporting Persons' knowledge, none of the persons named in Item 2 hereof or on Schedule A hereto beneficially owns any shares of Company Common Stock, nor have any transactions in Company Common Stock been effected during the past 60 days by any Reporting Person or, to the best knowledge of the Reporting Person, by any of the persons named in Item 2 hereof or on Schedule A hereto. In addition, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On September 28, 1999, SLC entered into an agreement with the following stockholders of the Company: Thomas L. Auth, Auth Family Limited Partnership, Sangwoo Ahn, Perry J. Lewis and MLGA Fund II, L.P. (each such agreement, a "Voting Support Agreement" and such agreements collectively, the "Voting Support Agreements"). Pursuant to the Voting Support Agreements, each such stockholder has agreed, among other things, to vote or cause to be voted all of the shares of Company Common Stock owned by such stockholder (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and
(iii) against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger. Each of the stockholders that entered into a Voting Support Agreement granted SLC an irrevocable proxy to vote his or its shares of Company Common Stock as indicated in the immediately preceding sentence. The stockholders who executed Voting Support Agreements are estimated to have voting power over approximately 19.1% of the outstanding shares of Company Common Stock, based upon 8,438,342 shares of Company Common Stock outstanding as represented by the Company in the Merger Agreement. Copies of the Voting Support Agreements are filed as Exhibits 3, 4, 5, 6, and 7 to this Statement and are incorporated by reference herein. The foregoing description of the Voting Support Agreements is qualified in its entirety by reference to the full text of the Voting Support Agreements.

          A copy of the Merger Agreement is filed as Exhibit 2 to this Statement and is incorporated by reference herein. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement.

          The copy of the form of Voting Agreement is filed as Exhibit 9 to this Statement and is incorporated by reference herein. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the form of Voting Agreement.

          To the extent such information was available on the date hereof, to the knowledge of each Reporting Person on the date hereof, except as set forth herein or in the Exhibits filed herewith, none of the persons named in Item 2 or on Schedule A hereto has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person and with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

               The following exhibits are filed as part of this Statement:

Exhibit 1 Joint Filing Agreement by and between SLC Technologies, Inc. and Berwind Group Partners.

Exhibit 2 Merger Agreement between ITI Technologies, Inc. and SLC Technologies, Inc. dated as of September 28, 1999, incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 1999.

Exhibit 3 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Thomas L. Auth.

Exhibit 4 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Auth Family Limited Partnership.

Exhibit 5 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Sangwoo Ahn.

Exhibit 6 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Perry J. Lewis.

Exhibit 7 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and MLGA Fund II, L.P.

Exhibit 8 Amendment No. 1 to Rights Plan dated September 28, 1999 between ITI Technologies, Inc. and Norwest Bank Minnesota, National Association, incorporated by reference to Exhibit 4.1A of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 1999.

Exhibit 9 Form of Voting Agreement to be entered into among Berwind Group Partners, Thomas L. Auth and MLGA Fund II, L.P.

Exhibit 10 Commitment Letter dated September 28, 1999 among SLC Technologies Inc., The Bank of Nova Scotia, PNC Bank, National Association and PNC Capital Markets, Inc.

                                  SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k)(1), that this statement is being filed on behalf of each of the reporting persons herein.

Dated:  October 8, 1999                      SLC TECHNOLOGIES, INC.


                                             By: /s/ James C. Cook
                                                 ----------------------
                                             Name:  James C. Cook
                                             Title: Vice President

                                             BERWIND GROUP PARTNERS


                                             By: /s/ Bruce J. McKenncy
                                                 ----------------------
                                             Name:  Bruce J. McKenney
                                             Title: Vice President

                                                                      Schedule A

________________________________________________________________________________________________________________________

                                             Executive Officers and Directors
                                               of SLC Technologies, Inc.

------------------------------------------------------------------------------------------------------------------------
     Name                                  Office                       Business Address                Citizenship
------------------------------------------------------------------------------------------------------------------------
Kenneth L. Boyda                   CEO, Director                       12345 SW Leveton Drive                 USA
                                   SLC Technologies, Inc.              Tualatin, OR  97062
------------------------------------------------------------------------------------------------------------------------
M. Brian McCarthy                  CEO, Americas Group                 12345 SW Leveton Drive                 USA
                                   SLC Technologies, Inc.              Tualatin, OR  97062
------------------------------------------------------------------------------------------------------------------------
Hugues L. Waucquez                 CEO, Europe/Africa Group            Excelsiorlaan 28-30                  Belgium
                                   SLC Technologies, Inc.              B-1930 Zavantem, Belgium
------------------------------------------------------------------------------------------------------------------------
Clifford W. Licko                  Sr. V.P.-Operations                 1510 Tate Blvd, SE.                    USA
                                   SLC Technologies, Inc.              Hickory, NC  28603
------------------------------------------------------------------------------------------------------------------------
John R. Logan                      VP-Finance, CFO & Secretary         1510 Tate Blvd., S.E.                  USA
                                   SLC Technologies, Inc.              Hickory, NC  28603
------------------------------------------------------------------------------------------------------------------------
C. Graham Berwind, Jr.             Chairman & CEO                      3000 Centre Square West                USA
                                   Berwind Corporation                 1500 Market St.
                                                                       Philadelphia, PA  19102
------------------------------------------------------------------------------------------------------------------------
Edward F. Kosnik                   President & COO                     3000 Centre Square West                USA
                                   Berwind Corporation                 1500 Market St.
                                                                       Philadelphia, PA  19102
------------------------------------------------------------------------------------------------------------------------
James L. Hamling                   President                           Suite 330, 6 Cadillac Drive            USA
                                   Berwind Industries LLC              Brentwood, TN  37027
------------------------------------------------------------------------------------------------------------------------

C. Graham Berwind, Jr., Edward F. Kosnik and James L. Hamling are directors of SLC Technologies Inc.

Berwind Corporation is engaged, through its divisions and subsidiaries, in the ownership and operation of industrial, natural resources, financial and real estate businesses. Berwind Corporation's address is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102.

Berwind Industries LLC is engaged, through its subsidiaries, in the ownership and operation of industrial businesses. Berwind Industries' address is Suite 330, 6 Cadillac Drive, Brentwood, TN 37027.

________________________________________________________________________________________________________________________

                                                Authorized Representatives
                                                of Berwind Group Partners

------------------------------------------------------------------------------------------------------------------------
     Name                                  Office                       Business Address                  Citizenship
------------------------------------------------------------------------------------------------------------------------
Edward F. Kosnik                   President and COO                   3000 Centre Square West                USA
                                   Berwind Corporation                 1500 Market St.
                                                                       Philadelphia, PA  19102
------------------------------------------------------------------------------------------------------------------------
James C. Cook                      Sr. Vice President - Finance        3000 Centre Square West                USA
                                   Berwind Corporation                 1500 Market St.
                                                                       Philadelphia, PA  19102
------------------------------------------------------------------------------------------------------------------------
Bruce J. McKenney                  Sr. Vice President - Admin.         3000 Centre Square West                USA
                                   Berwind Corporation                 1500 Market St.
                                                                       Philadelphia, PA  19102
------------------------------------------------------------------------------------------------------------------------

______________________________________________________________________________________________________________

                                                Berwind Trusts

--------------------------------------------------------------------------------------------------------------
                Trust Name                              Address                          Trustees
--------------------------------------------------------------------------------------------------------------
C. G. Berwind, Jr., Thomas B. Morris, Jr.,    3000 Centre Square West          C. Graham Berwind, Jr.
Joanna Berwind Creamer and Jessica            1500 Market Street               Thomas B. Morris, Jr.
Berwind Brummett Trustees u/d/t of            Philadelphia, PA 19102           Joanna Berwind Creamer
Charles G. Berwind dated 2/28/63                                               Jessica Berwind Brummett
for: C.G. Berwind, Jr., et al.
--------------------------------------------------------------------------------------------------------------
C. Graham Berwind, III, Joanna Berwind        3000 Centre Square West          C. Graham Berwind, III
Creamer, J. L. Hamling and Thomas B.          1500 Market Street               Joanna Berwind Creamer
Morris, Jr. Trustees u/d/t of C. G.           Philadelphia, PA 19102           James L. Hamling
Berwind, Jr. dated 12/31/72 for:                                               Thomas B. Morris, Jr.
C. Graham Berwind, III, et al.
--------------------------------------------------------------------------------------------------------------
Jessica Berwind Brummett, Joanna Berwind      3000 Centre Square West          Jessica Berwind Brummett
Creamer, J. L. Hamling and Thomas B.          1500 Market Street               Joanna Berwind Creamer
Morris, Jr., Trustees u/d/t of C. G.          Philadelphia, PA 19102           James L. Hamling
Berwind, Jr. dated 12/31/72 for: Jessica                                       Thomas B. Morris, Jr.
Berwind Brummett, et al.
--------------------------------------------------------------------------------------------------------------
James D. Berwind, Joanna Berwind Creamer,     3000 Centre Square West          James D. Berwind
J. L. Hamling and Thomas B. Morris, Jr.,      1500 Market Street               Joanna Berwind Creamer
Trustees u/d/t of C.  G. Berwind, Jr.,        Philadelphia, PA 19102           James L. Hamling
dated 12/31/72 for: James D. Berwind, et al.                                   Thomas B. Morris, Jr.
--------------------------------------------------------------------------------------------------------------
Joanna Berwind Creamer, J. L. Hamling,        3000 Centre Square West          Joanna Berwind Creamer
and Thomas B. Morris, Jr., Trustees           1500 Market Street               James L. Hamling
u/d/t of C. G. Berwind, Jr., dated            Philadelphia, PA 19102           Thomas B. Morris, Jr.
12/31/72 for: Joanna Berwind Creamer, et al.
--------------------------------------------------------------------------------------------------------------

_________________________________________________________________________________________________________________

                                         Information Regarding Trustees

-----------------------------------------------------------------------------------------------------------------
Name                              Office                         Business Address                  Citizenship
-----------------------------------------------------------------------------------------------------------------
C. Graham Berwind, Jr.    Chairman & CEO                      3000 Centre Square West                   USA
                          Berwind Corporation                 1500 Market St.
                                                              Philadelphia, PA  19102
-----------------------------------------------------------------------------------------------------------------
C. Graham Berwind, III    Portfolio Manager                   3000 Centre Square West                   USA
                          Berwind Hotel Group, Inc.           1500 Market St.
                                                              Philadelphia, PA  19102
-----------------------------------------------------------------------------------------------------------------
Joanna Berwind Creamer    Trustee                             3000 Centre Square West                   USA
                                                              1500 Market St.
                                                              Philadelphia, PA  19102
-----------------------------------------------------------------------------------------------------------------
Jessica Berwind Brummett  Marketing Director                  3000 Centre Square West                   USA
                          Berwind Corporation                 1500 Market St.
                                                              Philadelphia, PA  19102
-----------------------------------------------------------------------------------------------------------------
James D. Berwind          President                           2450 Wilton Drive                         USA
                          Atlantic Yard Co.                   Wilton Manors, FL  33305
-----------------------------------------------------------------------------------------------------------------
James L. Hamling          President                           Suite 330, 6 Cadillac Drive               USA
                          Berwind Industries LLC              Brentwood, TN  37027
-----------------------------------------------------------------------------------------------------------------
Thomas B. Morris, Jr.     Attorney                            4000 Bell Atlantic Tower                  USA
                          Dechert Price & Rhoads              1717 Arch St.
                                                              Philadelphia, PA  19103
-----------------------------------------------------------------------------------------------------------------

Berwind Hotel Group is engaged, through its affiliated entities, in the business of acquiring and managing hotels. Berwind Hotel Group's address is 1 Belmont Avenue, Suite 401, Bala Cynwyd, PA 19004.

Atlantic Yard Co. is a retail provider of upscale garden supplies and its address is 2450 Wilton Drive, Wilton Manors, FL 33305.

Dechert Price & Rhoads is a law firm and its address is 4000 Bell Atlantic Tower, 1717 Arch St., Philadelphia, PA 19103.

                                 EXHIBIT INDEX

No.            Description
---            -----------

Exhibit 1 Joint Filing Agreement by and between SLC Technologies, Inc. and Berwind Group Partners.

Exhibit 2 Merger Agreement between ITI Technologies, Inc. and SLC Technologies, Inc. dated as of September 28, 1999, incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 1999.

Exhibit 3 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Thomas L. Auth.

Exhibit 4 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Auth Family Limited Partnership.

Exhibit 5 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Sangwoo Ahn.

Exhibit 6 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and Perry J. Lewis.

Exhibit 7 Voting Support Agreement dated as of September 28, 1999 between SLC Technologies, Inc. and MLGA Fund II, L.P.

Exhibit 8 Amendment No. 1 to Rights Plan dated September 28, 1999 between ITI Technologies, Inc. and Norwest Bank Minnesota, National Association, incorporated by reference to Exhibit 4.1A of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 1999.

Exhibit 9 Form of Voting Agreement to be entered into among Berwind Group Partners, Thomas L. Auth and MLGA Fund II, L.P.

Exhibit 10 Commitment Letter dated September 28, 1999 among SLC Technologies Inc., The Bank of Nova Scotia, PNC Bank, National Association and PNC Capital Markets, Inc.